October 29, 2024

Guy M. Oliphint
Chief Financial Officer
Permian Resources Corporation
300 N. Marienfeld St.
Suite 1000
Midland, TX 79701

       Re: Permian Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed August 6, 2024
           File No. 001-37697
Dear Guy M. Oliphint:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on August 6, 2024
Exhibit 99.1
Non-GAAP Financial Measures
Adjusted Operating Cash Flow and Adjusted Free Cash Flow

1. You present adjusted operation cash flow per adjusted basic share and adjusted free cash flow per adjusted basic share. Please remove the per share figures or tell us how the presentation complies with the guidance in Questions 102.05 and
102.07 of
       the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
 October 29, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation